

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

Jason Brown
Chief Executive Officer
Called Higher Studios, Inc.
231 Public Square, Suite 300, PMB-41
Franklin, Tennessee 37064

>   **Re: Called Higher Studios, Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed July 21, 2020**
>   **File No. 024-11220**

Dear Mr. Brown:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2020 letter.

Amendment No. 2 to Form 1-A filed July 21, 2020

General

1. We note your response to comment 4. Please confirm, if true, that you are offering a sufficient number of bonus shares such that there is no risk that certain investors will not be able to receive bonus shares or include appropriate risk factor disclosure.

       You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments in the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer López at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services